Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of BioScrip, Inc. for the registration of $200.0 million aggregate principal amount of 8.875% Senior Notes due 2021 and related guarantees for all outstanding 8.875% Senior Notes due 2021 issued on February 11, 2014, and to the incorporation by reference therein of our report dated March 3, 2014 (except Note 5, as to which the date is March 2, 2015), with respect to the consolidated financial statements and schedule of BioScrip, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

May 1, 2015